SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32395; File No. 812-14595

Delaware Management Business Trust, et al.; Notice of Application

December 19, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A,

Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities

Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and replace

certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.[1]

Applicants: Delaware Management Business Trust ("DMBT"), a Delaware statutory trust

registered under the Act as an open-end management investment company with multiple series,

Delaware Management Company, a series of DMBT, registered as an investment adviser under

the Investment Advisers Act of 1940 (the "Initial Adviser" or "DMC"), Optimum Fund Trust,

Delaware Group Adviser Funds, Delaware Group Cash Reserve, Delaware Group Equity Funds I,

Delaware Group Equity Funds II, Delaware Group Equity Funds IV, Delaware Group Equity

Funds V, Delaware Group Foundation Funds, Delaware Group Global & International Funds,

---

[1] The requested order would supersede a previous order obtained by the Applicants granting relief solely with respect to Non-Affiliated Sub-Advisers (Delaware Management Business Trust, et al., Investment Company Act Rel. Nos. 27512 (Oct. 10, 2006) (notice) and 27547 (Nov. 7, 2006) (order) ("Prior Order"). If a Subadvised Series has obtained shareholder approval to operate as such with respect to Non-Affiliated Sub-Advisers only in the manner described in this Application and has met all other terms and conditions of the requested order, the Subadvised Series may rely on the order requested in this Application solely with respect to Non-Affiliated Sub-Advisers unless and until it obtains shareholder approval with respect to Wholly-Owned Sub-Advisers.

Delaware Group Government Fund, Delaware Group Income Funds, Delaware Group Limited-Term Government Funds, Delaware Group State Tax-Free Income Trust, Delaware Group Tax-Free Fund, Delaware Pooled Trust, Delaware VIP Trust, Voyageur Insured Funds, Voyageur Intermediate Tax Free Funds, Voyageur Mutual Funds, Voyageur Mutual Funds II, Voyageur Mutual Funds III, and Voyageur Tax Free Funds (each, a "Trust" and, collectively with DBMT and DMC, the "Applicants").

Filing Dates: The application was filed on December 23, 2015, and amended on June 8, 2016 and October 25, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 13, 2017, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: One Commerce Square, 2005 Market Street, Philadelphia, PA 19103.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921, or David J. Marcinkus, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   The Adviser will serve as the investment adviser to the Subadvised Series pursuant to an investment advisory agreement with the relevant Trust (each an "Investment Management Agreement").[2] The Adviser will provide the Funds with continuous and comprehensive investment management services subject to the supervision of, and policies established by, the board of trustees of the Trust ("Board"). The Investment Management Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") the responsibility to provide the day-to-day portfolio investment management of each Subadvised Series, subject to the supervision and direction of the Adviser.[3] The primary responsibility for managing each Subadvised Series will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

---

[2] Applicants request relief with respect to the named Applicants, as well as to any future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors (each, also an "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions set forth in the application (each, a "Subadvised Series"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[3] A "Sub-Adviser" for a Subadvised Series is (1) an indirect or direct "wholly owned subsidiary" (as such term is defined in the Act) of the Adviser for that Subadvised Series, or (2) a sister company of the Adviser for that Subadvised Series that is an indirect or direct "wholly-owned subsidiary" of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Subadvised Series, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Subadvised Series ("Non-Affiliated Sub-Advisers").

2.   Applicants request an exemption to permit the Adviser, subject to Board approval, to hire certain Sub-Advisers, pursuant to Sub-Advisory Agreements and materially amend existing Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[4] Applicants also seek an exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, Aggregate Fee Disclosure") .

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreements will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory

---

[4] The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in Section 2(a)(3) of the Act, of the Subadvised Series, the Trust or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

Agreements would impose unnecessary delays and expenses on the Subadvised Series. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary